S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  10-06

              October 26, 2006

UPDATE - INCA PROJECT, CHILE

SAMEX has made significant progress on its INCA copper/gold/moly project, near Inca de Oro, Chile.  The Company has completed construction of camp facilities and has produced orthographic air-photos (covering approx. 45 sq. kms.) and detailed topographic maps over the mineralized target areas on the property, which will be utilized in geologic mapping and planning of drill-hole locations for the upcoming exploration work.

In addition, SAMEX has been seeking old reports and underground mining plans, etc. relative to the historic mining and exploration activities that have been conducted at INCA over the past 50+ years.  During this long period, the small mines were held by an assortment of Chilean owners of varying means and abilities.  Past activities were mostly focused over oxide copper mines in the area, using shallow churn drill holes to delineate additional oxide copper ore and some core holes were drilled to look at deeper parts of the mineralized areas.  So far, SAMEX has been able to locate reports pertaining to geophysical IP surveys, geologic investigations, and much of the drilling including, fortuitously, some of the drill core from 1971 and 1990.  Included with the old reports were portions of two IP geophysical studies, which were conducted over a part of the INCA project area in 1991 and 1992.  These investigations outlined a very large and strong IP anomaly, 1200 meters by 400 meters in size, with several peripheral smaller anomalies.  SAMEX is currently seeking bids from geophysical contractors to carry out an IP geophysical program to confirm the parameters of these anomalies.

With this newly acquired information, first hand accounts from old miners, and current field studies, SAMEX has been able to construct a geologic picture from the previous mining/exploration activities which is strongly supportive of the exploration targets at INCA.  The Company’s objective is to explore beneath the oxide copper mines for substantial deposits of primary copper-sulfide ores with important gold, silver and molybdenum credits.  In places, secondary enriched ore may also turn out to be present capping the primary sulfide mineralization.  As previously reported (see News Release No. 6-06), a quality suite of large highly prospective exploration targets have been identified and current work may expand or refine the targets as efforts progress.   Detailed drill plans are being designed for each individual target area, focusing on expanding the known occurrences of primary and secondary enriched copper-sulfide mineralization which was encountered by previous mining/exploration activities.  There has been insufficient exploration to define a mineral resource, and it is uncertain that further exploration will result in the targets being delineated as having mineral resources.

The INCA project is situated within a well-mineralized mining district and warrants aggressive exploration.  In light of the property’s mining history and SAMEX work to-date, the Company believes that, with the commitment of sufficient resources, the Project has the potential to proceed very quickly through exploration.  With this in mind, SAMEX is presenting the project to senior mining groups who have expressed interest in the INCA project.

Interested readers are invited to visit the SAMEX website at www.samex.com to see satellite images, maps and photos of the INCA project, which will be updated as the project advances.

“Jeffrey P. Dahl”

President

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.